Exhibit (a)(1)(I)

IMMEDIATE ATTENTION REQUIRED

August 8, 2007

Dear Holder of Vested BancFirst Corporation Stock Options:

On August 3, 2007, BancFirst Corporation (the “Company”) commenced its offer to purchase up to 500,000 shares of its common stock, $1.00 par value per share (the “Common Stock”), including the associated preferred stock purchase rights (together with the Common Stock, the “Shares”), at a purchase price not greater than $45.00 nor less than $39.50 per share, net to the seller in cash, and without interest (the “Offer”), upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated August 3, 2007 (the “Offer to Purchase”), and the related Letter of Transmittal (such documents and related materials, the “Tender Offer Documents”), which together, as may be amended or supplemented from time to time, constitute the Offer.

The Offer to Purchase sets forth the objectives, terms and conditions of the Offer and, commencing August 3, 2007, is being provided to all of the Company’s shareholders, including holders of vested but unexercised options to purchase Shares (each, an “Vested Option Holder” and, collectively, the “Vested Option Holders”), together with other applicable Tender Offer Documents. The Tender Offer Documents describe the method by which you may exercise such options in accordance with the terms of the applicable stock option plan(s) of the Company and your award(s), and tender the Shares received upon such exercise in accordance with the instructions contained in the Tender Offer Documents. This letter provides a summary of certain matters described in the Tender Offer Documents as they relate specifically to Vested Option Holders, in response to requests by several such holders for the Company to provide such a summary. To understand the Offer fully and for a more complete description of the terms and conditions of the Offer, including its proration provisions, you should carefully read the entire Offer to Purchase and the other applicable Tender Offer Documents. All of the terms and conditions of the Offer apply to Vested Option Holders, except as specifically set forth in this letter.

The Offer will expire at 5:00 p.m., New York City time, on September 4, 2007 (the “Expiration Date”), unless the Offer is extended. For information related to the Offer, please contact the Information Agent (MacKenzie Partners, Inc.) at (212) 929-5500 (call collect) or (800) 322-2885 (toll free).

Right of Vested Option Holders to Participate in the Offer

As a holder of vested stock options, you may wish to exercise some or all of your options that are vested on or before August 31, 2007, and then tender the Shares so acquired to the Company pursuant to the terms of the Offer. August 31, 2007 is the last day that you may exercise your vested options in order to tender the Shares subject to such options in the Offer. If you choose to exercise your options, you will need to either (i) exercise the option in a “buy and hold” transaction by paying in cash an amount equal to the exercise price for the Shares plus any applicable federal, state or local taxes (in which case all of the Shares will be delivered to you), or (ii) subject to any insider trading restrictions imposed by the Company, exercise the option by selling a sufficient number of Shares in the open market (i.e., a partial “cashless” exercise) to pay the exercise price and the taxes (in which case the remaining, or “net,” shares will be delivered to you). Once you have received your Shares, you may follow the procedures for tendering your Shares set forth in the Tender Offer Documents. Please note that once you exercise your options, you will not be able to rescind the exercise, even if you are not able to sell all of the Shares in the Offer (see below).

Note that if you are considered a Company insider, you may not engage in an open market sale of the Shares during a blackout period. This would preclude you from executing a partial “cashless” exercise during a blackout period. However, you may engage in a “buy and hold” exercise at any time, and you will be permitted to tender your Shares in the Offer notwithstanding a pending blackout period. You are cautioned, however, that while the tender of Shares pursuant to the Offer is an exempt transaction under the Section 16 rules and, accordingly, will not be matchable against nonexempt purchases of Shares, Company insiders remain otherwise subject to the short swing liability provisions of Section 16, as well as to the Company’s own insider trading policy.

You will need to evaluate the Offer to determine if participation would be advantageous to you, based on, among other factors, your stock option exercise prices, the date of your stock option grants and the years left yet to exercise your options, the range of tender prices, and the provisions for pro rata purchases by the Company outlined in the Tender Offer Documents. To obtain current details concerning your stock option grants, please contact Randy Foraker, the stock option plan administrator, at (405) 270-1044.

About the Offer

Upon the terms and subject to the conditions of the Offer, the Company will select the lowest price per Share (in multiples of $0.25) (the “Purchase Price”), not greater than $45.00 nor less than $39.50 per share, that will allow it to purchase 500,000 Shares or, if a lesser number is properly tendered, all Shares that are properly tendered and not properly withdrawn. All Shares acquired in the Offer will be acquired at the same price regardless of whether the shareholder tendered at a lower price. However, because of the proration, “odd lot” priority and conditional tender provisions described in the Offer to Purchase, all of the Shares tendered at or below the Purchase Price may not be purchased if more than the number of Shares we seek are properly tendered. Shares tendered but not purchased in the Offer will be returned to the tendering shareholders at our expense promptly after the expiration of the Offer.

In the event that more than 500,000 Shares are tendered in the Offer at or below the Purchase price, we may exercise our right to amend the Offer to purchase up to an additional 2% of our outstanding Shares without extending the Expiration Date. We also expressly reserve the right, in our sole discretion, to purchase additional Shares, subject to applicable law.

You should note that if you exercise your options and tender those Shares at a price which exceeds the Purchase Price that the Company determines, the Company will not purchase any of the Shares that you have tendered. Likewise, if you tender Shares at or below the Purchase Price, the Company may not purchase all of the Shares that you have tendered if the tender offer is oversubscribed, because the Company will apply the proration procedures described in the next paragraph. In either event, Shares not purchased by the Company will be promptly returned to you or to your broker after expiration of the Offer, but you will not be able to rescind your stock option exercise. Accordingly, the Company strongly encourages you to discuss the Offer with your broker, if any, or other financial and tax advisors. In addition, MacKenzie Partners, Inc., the Information Agent for the Offer, will be available to assist in answering any questions you may have regarding the Offer. MacKenzie Partners, Inc. can be reached at (212) 929-5500 (call collect), or (800) 322-2885 (toll free). Randy Foraker, the stock option plan administrator, will be available to assist in answering any questions you may have regarding the exercise of your stock options. Mr. Foraker can be reached at (405) 270-1044.

Proration

If more than 500,000 Shares (or such greater number of shares as the Company may elect to purchase subject to applicable law) have been validly tendered and not properly withdrawn, we will purchase Shares in the following order of priority:

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First, we will purchase all odd lots of less than 100 Shares (the “Odd Lots”) at the Purchase Price from shareholders who properly tender all of their Shares at or below the Purchase Price and who do not properly withdraw them before the Expiration Date;

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Second, after purchasing all the Odd Lots that were properly tendered at or below the Purchase Price, subject to the conditional tender provisions described in the Offer to Purchase, we will purchase Shares at the Purchase Price from all other holders who properly tender Shares at or below the Purchase Price and who do not properly withdraw them before the Expiration Date, on a pro rata basis, with appropriate adjustments to avoid purchases of fractional Shares, until we have acquired the number of Shares that we have offered to purchase (except for shareholders who tendered Shares conditionally for which the condition was not satisfied); and

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Third, only if necessary to permit us to purchase 500,000 Shares (or such greater number of Shares as we may elect to purchase, subject to applicable law), we will purchase Shares at the Purchase Price from shareholders who have validly tendered Shares at or below the Purchase Price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, shareholders whose Shares are conditionally tendered must have properly tendered all of their Shares and not properly withdrawn them before the Expiration Date.

Therefore, we may not purchase all of the Shares that you tender even if you tender them at or below the Purchase Price.

Procedure to Submit Your Tender Direction

If you decide to exercise any of your stock options, you must follow the stock option exercise procedures established by the Company. The Offer will expire at 5:00 p.m., New York City time, on September 4, unless extended by the Company. If you do intend to exercise stock options in order to tender Shares in the Offer, you will need to exercise your options by 4:00 p.m., August 31, 2007, New York City time, in order to obtain Shares to tender by September 4, 2007 (the Expiration Date).

IN ORDER TO PARTICIPATE IN THE OFFER, YOU MUST FOLLOW THE INSTRUCTIONS SET FORTH IN SECTION 3 OF THE OFFER TO PURCHASE, “PROCEDURES FOR TENDERING SHARES.”

It Is Your Decision Whether to Tender

Our Board of Directors has approved the Offer. However, neither we nor our Board of Directors nor Friedman, Billings, Ramsey & Co., Inc., the Dealer Manager for the Offer, Mackenzie Partners, Inc., the Information Agent for the Offer, or American Stock Transfer & Trust Company, the Depositary for the Offer, makes any recommendation to you as to whether to tender or refrain from tendering your Shares or as to the Purchase Price or Purchase Prices at which you may choose to tender them. You must make your own decision as to whether to exercise your vested stock options and to tender your Shares and, if so, how many Shares to tender and the price or prices at which you will tender them. You should discuss the Offer with your broker, if any, or other financial and tax advisors.

None of our directors and executive officers intends to tender any of their shares in the Offer, except for Robert A. Gregory, a director, who intends to tender 3,000 shares, and Mike Rogers, Executive Vice President-Human Resources, who intends to tender 4,000 shares.

We are not making the Offer to, and will not accept any tendered Shares from, shareholders in any jurisdiction where it would be illegal to do so. However, we may, at our discretion, take any actions necessary for us to make the offer to shareholders in any such jurisdiction. In any jurisdiction the securities or blue sky laws of which require the Offer to be made by a licensed broker or dealer, the Offer is being made on our behalf by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Sincerely,

BancFirst Corporation

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